



RW Enterprises LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.25%

Target Raise Amount: $124,000

Offering End Date: April 4, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: RW Enterprises LLC

Founded: September 5, 2019

Address: 7418 Greenwood Ave N
Seattle, WA 98103

Industry: Drinking Places

Employees: 10

Website: https://www.phinneystation.com/

Use of Funds Allocation:

If the maximum raise is met:

$118,420 (95.50%) – of the proceeds will go towards working capital- new location opening
$5,580 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,456 Followers





Business Metrics:

	FY21	FY22	YTD 12/31/2023
Total Assets	$207,863	$268,595	$1,591,086
Cash & Cash Equivalents	$138,905	$72,118	$156,981
Accounts Receivable	$0	$0	$153,727
Short-term Debt	$26,334	$85,110	$947,963
Long-term Debt	$0	$0	$0
Revenue	$1,244,075	$1,471,089	$1,591,884
Cost of Goods Sold	$396,636	$482,614	$522,885
Taxes	$0	$0	$0
Net Income	$322,925	$231,955	$231,163

Recognition:

RW Enterprises LLC is a team of seasoned operators of other beloved establishments. With deep ties to their neighborhood, they look forward to creating many years of lasting memories in this beautiful new space. In a nod to its history, they completely renovated and upgraded this former Art Deco service station for its new purpose, with extensive outdoor seating and covered dining options, a comfortable interior and pinball room, outdoor game areas, and a mix of permanent and rotating Food Carts for an unrivaled dining experience.

About:

RW Enterprises LLC is opening a fully owned subsidiary, Phinney Station, in Seattle, WA. A community-focused, family- and dog-friendly establishment, featuring the Frostē Bar, Phinney Station is a place to relax, grab a drink, get some food, hang out with friends, and maybe roast a mallow.

For more information, contact our Customer Support Team at support@thesmbx.com

